UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANSGENOMIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89365K206 (CUSIP Number)

Precipio Diagnostics, LLC

4 Science Park

New Haven, CT 06511

Attention: Ilan Danieli

(540) 633-7900 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Precipio Diagnostics, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,061,047*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,061,047
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%**
14.	TYPE OF REPORTING PERSON (see instructions) OO – limited liability company

* Beneficial ownership of shares calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on representations set forth in the voting agreements described in Item 4 hereof, is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of such voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 24,166,410 shares of Issuer Common Stock outstanding as of October 10, 2016 (as represented in the Merger Agreement increased by (i) 214,705 shares of the Issuer Preferred Stock and (ii) 1,288,174 Issuer Options and Warrants, all of which are immediately convertible or exercisable into Issuer Common Stock.). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to warrants, options or other stock-based awards held by persons other than the reporting persons excluded for computing the percentage ownership of the reporting person.

CUSIP No. 89365K206	13D	Page 3 of 9 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Issuer Common Stock”), of Transgenomic, Inc., a Delaware corporation (the “Company” or the “Issuer”).

Item 2.  Identity and Background.

This Schedule 13D is being filed on behalf of Precipio Diagnostics, LLC (“Precipio” or the “Reporting Person”), a Delaware limited liability company (the “Reporting Persons”). The address of the principal business and principal office of the Reporting Person is 4 Science Park New Haven, CT 06511. The principal business of Precipio is to provide diagnostic services to customers.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Merger Agreement

On October 12, 2016, the Company, New Haven Labs Inc., a wholly owned subsidiary of the Company (“Merger Sub” and, together with the Company, the “Transgenomic Parties”), and Precipio entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Precipio will become a wholly owned subsidiary of the Company (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement. The parties expect the Merger to close in 2016.

Upon the effectiveness of the Merger (the “Effective Time”), each membership interest of Precipio (the “Company Units”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount of shares of Issuer Common Stock based on an exchange ratio set forth in the Merger Agreement, together with cash in lieu of fractional units. All outstanding membership interests in Precipio outstanding prior to the Effective Time (including preferred interests and non-voting interests) will be recapitalized into Company Units and receive the Parent Common Stock as Merger consideration (the “Common Unit Recapitalization”). The total amount of Issuer Common Stock issued to the Precipio members in the Merger is expected to be between approximately 107 million and 262 million shares of Issuer Common Stock (before accounting for the reverse stock split that has been submitted to the Issuer’s stockholders for approval). Pursuant to the terms of the Merger Agreement, Precipio holders are expected to own between 62% and 80% of the outstanding shares of the Company following the Merger depending on the relative amount of outstanding liabilities of each of the parties at the Effective Time, but not taking into account the anticipated New Preferred Stock Financing (as defined below).

The Merger Agreement contains various representations, warranties and covenants of the Transgenomic Parties and Precipio, including, among others, covenants (i) by each of Precipio and the Company to operate its business in the ordinary course, (ii) by each of Precipio and the Company not to engage in certain kinds of transactions during the period between the execution of the Merger Agreement and the completion of the Merger, (iii) by Precipio to have its members approve the Merger and (iv) by the Company to hold the Special Meeting.

CUSIP No. 89365K206	13D	Page 4 of 9 Pages

Under the Merger Agreement, Precipio and the Company are subject to customary “no shop” provisions that limit their respective abilities to solicit alternative acquisition proposals from third parties or to provide confidential information to third parties, subject to a “fiduciary out” provision that allows Precipio and the Company to provide information and participate in discussions with respect to certain unsolicited written proposals and to terminate the Merger Agreement and enter into an acquisition agreement with respect to a superior proposal in compliance with the terms of the Merger Agreement (a “Superior Proposal”).

Completion of the Merger is subject to various conditions, including, among others: (i) approval of the holders of a majority of Company’s shares of outstanding common stock, (ii) approval of the requisite amount of the members of Precipio, (iii) approval of an amendment to the Certificate of Incorporation of Company contemplating the purchase and sale of a new series of preferred stock of the Company (the “New Preferred Stock Financing”) and changing the name of the Company to Precipio, Inc. or such other name as determined by Precipio, (iv) obtaining certain third party consents, (v) the absence of any judgment, injunction, order or decree prohibiting or enjoining the completion of the Merger, (vi) consummation of the New Preferred Stock Financing, (vii) approval of listing of the Issuer Common Stock on NASDAQ, (viii) completion of the Common Unit Recapitalization (described above), (ix) increase in the size of the Company board by two members and the appointment of designees in accordance with the Merger Agreement and (x) the lock-up of certain stockholders of the Company and Precipio members.

In addition, the obligation of the parties to complete the Merger is subject to certain other conditions, including (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (ii) compliance of each party with its covenants in all material respects and (iii) no material adverse effect of either party.

The Merger Agreement contains certain termination rights for both the Transgenomic Parties and Precipio. Either may terminate the Merger Agreement if the Merger is not completed on or before the date that is six months following the date of the Merger Agreement. Moreover, either party may terminate the Merger Agreement if the other party changes its recommendation to its security holders to approve the Merger and the related transactions or enter into an agreement with a third party regarding a Superior Proposal.

The Merger Agreement also provides that, upon termination of the Merger Agreement under certain circumstances, the Company will be required to pay to Precipio a termination payment of $256,500. If the Merger Agreement is terminated for certain other reasons, Precipio will be required to pay the Company a termination payment of $256,500.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. The Merger Agreement has been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, Precipio or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Precipio or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Voting Agreement

On October 12, 2016, concurrently with the execution of the Merger Agreement, certain of the Company’s stockholders (each a “Supporting Stockholder”) entered into a voting agreement (the “TBIO Voting Agreement”) pursuant to which the Supporting Stockholders agreed to, among other things, (i) authorize and approve the Merger Agreement and the transactions contemplated thereby and (ii) vote against any Acquisition Proposal (as defined in the Merger Agreement).  Collectively, the shares held by the Supporting Stockholders represent approximately 35.3% of the Company’s voting stock.

CUSIP No. 89365K206	13D	Page 5 of 9 Pages

The foregoing description of the voting agreements is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the form of voting agreement which is attached hereto as Exhibit 99.2.

Shared voting power with respect to the Issuer Common Stock beneficially owned by the Supporting Stockholders may be deemed to have been acquired through the execution of the Voting Agreement.

Schedule II lists the names and numbers of Issuer Common Stock that are beneficially held by each Supporting Stockholder and subject to this Schedule 13D.

Item 4.  Purpose of Transaction.

The purpose of the Merger is to acquire control of, and a substantial equity interest in, the Company. Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Immediately prior to the execution of the Voting Agreement, the Reporting Person did not beneficially own any shares of Issuer Common Stock. As a result of the execution and delivery of the Voting Agreement on October 12, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 9,061,047 shares of Issuer Common Stock, representing in the aggregate approximately 35.3% of the Company’s outstanding shares of voting stock as of October 12, 2016.

Except as set forth above, neither the Reporting Person, nor to the knowledge of the Reporting Person, any of the individuals named in Schedule I hereto, owns any Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the knowledge of the Reporting Person, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) The persons set forth on Schedule II have the right receive dividends from, or the proceeds from the sale of, the Issuer Common Stock referred to in this Item 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as set forth in this Item 6 and Item 4 of this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 89365K206	13D	Page 6 of 9 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger, dated October 12, 2016, by and among the Company, Merger Sub and Precipio (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on 8-K filed with the Securities and Exchange Commission on October 13, 2016).
Exhibit 99.2	Voting Agreement by and among Precipio and the Supporting Stockholders, dated October 12, 2016 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on 8-K filed with the Securities and Exchange Commission on October 13, 2016).

CUSIP No. 89365K206	13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2016

PRECIPIO DIAGNOSTICS, LLC

/s/ Ilan Danieli Ilan Danieli Chief Executive Officer

CUSIP No. 89365K206	13D	Page 8 of 9 Pages

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS, DIRECTORS AND MEMBERS OF REPORTING PERSON

* Unless indicated otherwise, all individuals listed in this Schedule I are citizens of the United States.

Name	Position	Business Address	Principal Occupation; Materials Positions Held in the Past
Ilan Danieli	Chief Executive Officer and Manager	4 Science Park New Haven, CT 06511	Chief Executive Officer of Precipio
Carl Iberger	Chief Financial Officer	4 Science Park New Haven, CT 06511	Principal Consultant for CRI Consulting LLC; Executive Vice President & General Manager for SleepMed Therapy Business Unit
Kevin Crowley	Manager	865 Brook St, Rocky Hill, CT 06067	Managing Director of Investments for Connecticut Innovations, Incorporated

CUSIP No. 89365K206	13D	Page 9 of 9 Pages

SCHEDULE II

STOCKHOLDER INFORMATION

Stockholder	Preferred Shares Owned	Common Shares Owned	Stock Appreciation Rights, Options and Warrants Held
Paul Kinnon	-	-	375,382
Doit L. Koppler, II	-	4,166	25,597
Robert M. Patzig	-	3,333	174,139
Michael A. Luther			15,000
Mya Thomae			10,000
Third Security Senior Staff 2008 LLC	85,882	3,020,267	275,224*
Third Security Staff 2010 LLC	42,941	2,125,654	275,224*
Third Security Incentive 2010 LLC	42,941	1,510,135	137,608*
Third Security Staff 2014 LLC	42,941	894,613	-

* Does not include warrants that may be exercised due to an ownership blocker provision contained in the warrant.